[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]

                                         ALBERT ASATOORIAN
                                         Senior Counsel
                                         Direct       818.444.4506
                                         Voice
                                         Direct Fax   818.474.8606
                                         E-Mail       aasatoorian@biztechlaw.com


August 11, 2006

VIA EDGAR AND FACSIMILE

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

         RE:      IRONCLAD PERFORMANCE WEAR CORPORATION
                  RESPONSES TO STAFF COMMENT LETTER DATED JULY 24, 2006 REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-135288)

Dear Mr. Owings:

         On behalf of Ironclad Performance Wear Corporation (the "COMPANY"), we hereby provide the following responses in reply to the Staff's comment letter, dated July 24, 2006 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. For your convenience, each of our responses is preceded with a bold-face recitation of the corresponding comment set forth in the Comment Letter. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

         Concurrently with the filing of this correspondence, the Company is filing with the Securities and Exchange Commission Amendment No. 1 to Registration Statement on Form SB-2 (the "SB-2 AMENDMENT"), to revise and supplement the disclosure as requested by the Staff in the Comment Letter.

OUR BUSINESS, PAGE 1

1. WE NOTE YOUR DISCUSSION THAT YOU MANUFACTURE YOUR GLOVES USING FUNCTIONAL MATERIALS TRADEMARKED BY OTHER COMPANIES. PLEASE TELL US AND DISCLOSE WHETHER YOU PAY THESE COMPANIES ANY LICENSING FEES FOR THE USE OF THEIR NAME ON YOUR PRODUCTS.

         The Company does not pay any licensing fees for the use of the names of other companies on the Company's products. The disclosure on page 1 and under the "Business" section of the prospectus was revised to clarify this point.


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Securities and Exchange Commission
August 11, 2006
Page 2


RESULTS OF OPERATIONS, PAGE 22

2. WE NOTE THAT YOU IDENTIFY A NUMBER OF FACTORS THAT AFFECTED THE INCREASE IN NET SALES AND CHANGES IN OPERATING EXPENSES. PLEASE REVISE YOUR DISCUSSION TO QUANTIFY THE IMPACT OF EACH FACTOR. ALSO, PLEASE DISCUSS WHETHER YOU EXPECT TRENDS TO CONTINUE OR CHANGE AND THE REASONS WHY.

         The disclosure was revised to quantify the impact of each of the factors referenced in the discussion and to discuss the Company's expectations concerning these trends.

INVENTORY OBSOLESCENCE ALLOWANCE, PAGE 27

3. PLEASE REVISE TO DISCLOSE THE AMOUNTS INCLUDED IN COST OF SALES FOR INVENTORY OBSOLESCENCE AND THE AMOUNTS RESERVED AS OF EACH BALANCE SHEET DATE.

         The disclosure relating to inventory obsolescence allowance was revised to include the referenced amounts.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-11

REVENUE RECOGNITION, PAGE F-12

4. PLEASE REVISE TO MORE FULLY DISCLOSE YOUR REVENUE RECOGNITION POLICIES IN A MANNER CONSISTENT WITH THE DISCLOSURES ON PAGE 27.

         The discussion on revenue recognition policies in Note 3 was revised to match the corresponding disclosures on page 27 of the SB-2 Amendment.

RETURN POLICY, PAGE F-12

5. PLEASE REVISE YOUR NOTE TO PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 14 OF FIN 45.

         This discussion in this note was revised to provide disclosures required by paragraph 14 of FIN 45, including information concerning beginning and ending balances for the periods covered in tabular format.

NOTE 6 - TRADEMARKS, PAGE F-20

6. PLEASE PROVIDE US WITH ADDITIONAL INFORMATION REGARDING THE TRADEMARKS YOU HAVE RECORDED. IN THIS REGARD, PLEASE INDICATE WHETHER THESE
         TRADEMARKS WERE A RESULT OF ACQUISITIONS BY THE LEGACY IRONCLAD BUSINESS OR WHETHER THEY


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Securities and Exchange Commission
August 11, 2006
Page 3


         WERE INTERNALLY  GENERATED.  ALSO, PLEASE REVISE TO SEPARATELY DISCLOSE
         THE  BALANCES  FOR  DEFINITE-LIVED   TRADEMARKS  AND   INDEFINITE-LIVED
         TRADEMARKS.

         All of these trademarks were internally generated and not the result of any acquisitions by the legacy Ironclad business. The disclosure in Note 6 was revised to separately disclose the balances for definite-lived trademarks and indefinite-lived trademarks.

NOTE 7 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES, PAGE F-20

7. PLEASE PROVIDE US WITH MORE DETAILS ABOUT YOUR ACCRUED BONUS AMOUNTS, SPECIFICALLY THE NATURE OF THE BONUS PROGRAM, WHAT PERIODS THE ACCRUED AMOUNTS RELATE TO, AND WHEN THESE BONUSES ARE EXPECTED TO BE PAID.

         The referenced bonus amounts were discretionary and related to services rendered during fiscal 2005. The accrued amounts were paid in May 2006.

NOTE 8 - BANK LINES OF CREDIT, F-21

8. WE NOTE YOUR DISCUSSION THAT YOU WERE NOT IN COMPLIANCE WITH YOUR DEBT COVENANTS AS OF DECEMBER 31, 2004 AND THAT YOU RECEIVED A WAIVER FROM YOUR LENDER. PLEASE TELL US AND DISCLOSE WHETHER YOU WERE IN COMPLIANCE AS OF DECEMBER 31, 2005 AND MARCH 31, 2006; INCLUDING WHETHER A WAIVER WAS REQUIRED TO OBTAIN THIS COMPLIANCE.

         The Company was in compliance with its debt covenants as of December 31, 2005 and March 31, 2006, and no other waivers were required to obtain compliance as of these dates. The disclosure in Note 8 was revised to include disclosure concerning the Company's compliance with its debt covenants as of these dates.

NOTE 15 - SUBSEQUENT EVENTS, PAGE F-30

WESTREC ADDITIONAL WARRANT, PAGE F-30

9. PLEASE TELL US HOW YOU ACCOUNTED FOR THE SEPARATELY ISSUED WARRANTS TO WESTREC CAPITAL IN APRIL 2006. IF YOU HAVE RECOGNIZED EXPENSES RELATED TO THIS ISSUANCE, PLEASE TELL US AND DISCLOSE THE AMOUNTS AND HOW THESE WARRANTS WERE VALUED. PLEASE CITE YOUR BASIS IN THE ACCOUNTING LITERATURE IN YOUR RESPONSE.

         The warrant was accounted for as a liability on the balance sheet in accordance with SFAS No. 133 and EITF 00-19. The warrant agreement contains a liquidated damages clause in Section 3 a iv. The maximum amount of damages of $72,000 to be paid under this clause was considered to be an uneconomic discount on the fair value of


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Securities and Exchange Commission
August 11, 2006
Page 4


$75,000 of the registered shares underlying the warrants. Since the Company concluded that the warrants were to be accounted for as a liability, the fair value of the warrants was calculated as of May 9, 2006 using the Black Scholes option pricing model with the following assumptions: 5 year term; zero dividends; a risk-free interest rate of 5.13% based on 5 year Treasuries, and a volatility index of 185.54%.This fair value was recorded as a financing expense on May 9, 2006. We will revalue the warrants as of June 30, 2006 and each reporting period thereafter until all shares underlying the warrants may be sold pursuant to Rule 144. All changes in the fair value of the warrants will be recorded in the other income section of the Company's statement of operations. The discussion in Note 15 was revised to include disclosure concerning this accounting treatment.

SECURITIES ISSUED IN CONNECTION WITH THE MERGER COMPLETED ON MAY 9, 2006, PAGE II-2

10. PLEASE TELL US AND DISCLOSE HOW YOU ACCOUNTED FOR THE WARRANTS ISSUED TO BREAN MURRAY IN CONNECTION WITH YOUR PRIVATE PLACEMENT. PLEASE CONFIRM THAT THIS WAS IN ADDITION TO THE CASH FEES PAID.

         As with the warrant issued to Westrec Capital, the warrants issued to Brean Murray were accounted for as a liability on the balance sheet in accordance with SFAS No. 133 and EITF 00-19. No expenses were recognized in relation to the issuance of these warrants. The corporate finance representation agreement between the Company and Brean Murray contains a term that grants warrants to Brean Murray with the same terms and conditions as "each and every type of security or securities purchased by" the investors in the Company's private placement. The subscription agreement issued in the private placement contains a registration rights discussion in Section 4. The maximum amount of damages to be paid by the Company if it does not satisfy the requirements of
Section 4.1 does not have a time or quantity limit and therefore is considered to be an uneconomic discount on the fair value of the registered shares underlying the warrants. Since the Company concluded that the warrant was to be accounted for as a liability, the value of the warrant was calculated as of May 9, 2006 using the Black Scholes option pricing model with the following assumptions: 5 year term; zero dividends; a risk free interest rate of 5.13% based on 5 year Treasuries, and a volatility index of 185.54%. The Company will revalue the warrants as of June 30, 2006 and each reporting period thereafter until the registration statement for the shares and warrants issued in the private placement becomes effective. All changes in the fair value of the warrants will be recorded in the other income section of the Company's statement of operations. The discussion in Note 15 to the financial statements was revised to include disclosure concerning the warrants issued to Brean Murray and this accounting treatment.

                                    * * * * *


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Securities and Exchange Commission
August 11, 2006
Page 5


         The Company hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

         o staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone Thomas Walsh, the Company's Chief Financial Officer at (310) 577-5820 or myself at (818) 444-4506.

                                    Sincerely,

                                    /s/ Albert P. Asatoorian
                                    -----------------------------
                                    Albert P. Asatoorian

cc:      David Mittelman, Legal Branch Chief
         John Fieldsend
         Eduard Jaeger
         Thomas Walsh